

May 11, 2011

Elyse Douglas
Chief Financial Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

Re: **Hertz Global Holdings, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 14A
Filed April 6, 2011
File No. 001-33139

Dear Ms. Douglas:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Lyn Shenk
Branch Chief